UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 000-30084

LINUX GOLD CORP.
(Translation of registrant's name into English)

1103-11871 Horsehoe Way, Richmond, BC V7A 5H5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release - June 6, 2006

99.2	News Release - June 14, 2006

99.3	News Release - June 28, 2006

99.4	CEO Certification - June 28, 2006

99.5	CFO Certification - June 28, 2006

99.6	Information Circular - June 2006

99.7	Audited Financial Statements for the years ended February 28, 2006 and 2005

99.8	Form of Proxy - June 2006

99.9	Supplemental Return Card - 2006

99.10	Management Discussion and Analysis

99.11	Notice of Shareholder Meeting - June 2006

99.12	Revised Audit Report - 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date: July 18, 2006	By:	/s/ John Robertson

John Robertson
	Title:	President